

TORM plc Q3 2025 Results, Dividend Distribution, and Financial Outlook 2025

INSIDE INFORMATION

"TORM delivered its strongest quarterly result so far in 2025, demonstrating the strength of our integrated operating model and the people behind it," says Jacob Meldgaard, adding: "We continue to deliver market-leading performance and create long-term value for our shareholders."

Financial Results

In the third quarter of 2025 TORM (Nasdaq: TRMD or TRMD A) generated time charter equivalent earnings (TCE) of USD 236.4m including unrealized losses on derivatives of USD 7.3m (2024, same period: USD 263.4m including unrealized gains on derivatives of USD 0.8m). Adjusted EBITDA for the Group totaled USD 159.4m (2024, same period: USD 190.9m), while net profit for the period amounted to USD 77.6m (2024, same period: USD 130.7m), reflecting a development in line with previous quarters. Although rates firmed during the third quarter of 2025, overall freight rate levels for the first nine months of the year were lower compared to 2024, underscoring a normalization of market conditions.

Geopolitical volatility and broader vessel sanctions continued to add complexity and underpin the tanker market this quarter. In this market, TORM achieved TCE rates of USD/day 31,012 on average (2024, same period: USD/day 33,722), and available earning days increased to 7,859 (2024, same period: 7,788). Our vessel class LR2 achieved TCE rates of USD/day 38,685, the LR1 vessels achieved TCE rates of USD/day 29,508, and the MR vessels achieved TCE rates of USD/day 28,632.

For the third quarter of 2025, Return on Invested Capital amounted to 13.8% (2024, same period: 20.3%) reflecting the lower freight rates compared to the very high levels seen a year ago, and basic EPS amounted to USD 0.79 (2024, same period: USD 1.38).

Key Figures

USDm	Q3 2025	Q3 2024	Change	9M 2025	9M2024	change
Time charter equivalent earnings (TCE)	236.4	263.4	(27.0)	658.7	920.1	-261.4
EBITDA	152.1	191.7	(39.6)	414.4	708.6	-294.2
Adjusted EBITDA[*]	159.4	190.9	(31.5)	426.0	709.2	-283.2
Net profit/(loss) for the period	77.6	130.7	(53.1)	199.2	534.1	-334.9
Unrealized gains/(losses) on derivatives	(7.3)	0.8	(8.1)	(11.6)	(0.6)	-11.0
TCE per day (USD)[*]	31,012	33,722	-2,710	28,151	39,626	-11,475
Basic earnings/(loss) per share (USD)	0.79	1.38	(0.59)	2.03	5.77	(3.74)
Dividend per share (USD)	0.62	1.20	(0.58)	1.42	4.50	(3.08)
Dividend pay-out ratio	78%	87%	(9)%	70%	78%	(8)%

[*] Excludes unrealized gains/losses on derivatives.

Business Highlights

In the third quarter of 2025, TORM completed the sale and delivery of the two 2008-built MR vessels; TORM Discoverer and TORM Voyager. TORM further sold the 2007-built MR vessel TORM Adventurer and acquired a 2010-built LR2 vessel, with both transactions scheduled for delivery in the fourth quarter of 2025.

In the fourth quarter, TORM has also agreed to acquire an additional four 2014-built MR vessels. After completion of these transactions, TORM's fleet size will be 92 vessels.



In July 2025, TORM secured financing commitments of up to USD 857m on attractive terms to refinance two existing syndicated loans and lease agreements covering 22 vessels. The new structure, combining term and revolving credit facilities, strengthens the company's capital flexibility and extends its maturity profile.To date, TORM has repurchased 13 of the 22 vessels. Two additional purchase options have been exercised, with one vessel expected to be delivered in the fourth quarter of 2025 and the other in the first quarter of 2026, while the remaining vessels are scheduled for repurchase during 2026.

The refinancing, together with expected lower maintenance cost, is anticipated to reduce TORM's cash break-even rate. This improved structure may support higher dividend payout ratios, potentially providing additional returns to shareholders.

Distribution of Dividend

TORM's Board of Directors has today approved an interim dividend for the third quarter of 2025 of USD 0.62 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 60.7m. The distribution for the quarter is equivalent to 78% of net profit and reflects the Distribution Policy. The payment date is 03 December 2025 to all shareholders on record as of 20 November 2025, and the ex-dividend date is 19 November 2025 for the shares listed on Nasdaq OMX Copenhagen and 20 November 2025 for the shares listed on Nasdaq New York.

Financial Outlook 2025 - INSIDE INFORMATION

As of 31 October 2025, TORM had covered 55% of the Q4 2025 earning days at an average rate of USD/day 30,156 . By vessel class, coverage stood at 65% for LR2s at USD/day 33,726, 48% for LR1s at USD/day 27,907 and 52% for MRs at USD/day 28,949.

For the full year 2025 89% of the earning days have been fixed at an average rate of USD/day 28,281. The remaining 11% of the earning days in 2025 - equivalent to 3,625 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 4m.

Based on the earnings realized this far as well as the outlook for the remaining part of the year, TORM further narrows the full-year 2025 guidance. The mid point of the guidance range is slightly increased. Thus, TCE earnings are expected to be in the range of USD 875 - 925m (previous guidance USD 800 - 950m), and EBITDA is expected to be in the range of USD 540 – 590m (previous guidance USD 475 - 625m) based on the current fleet size.

Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Thursday 06 November at 10:00 am Eastern Time / 04:00 pm Central European Time.

Participants joining webcast:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers below at least ten minutes prior to the start (Conference ID: 5639946):

Denmark: +45 32 74 07 10

United Kingdom: +44 20 3481 4247

United States: +1 (646) 307 1963

Contacts

Mikael Bo Larsen, Head of Investor Relations

Tel.: +45 5143 8002



About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.